BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      November 24, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on November 24, 2003.

4.  Summary of Material Change

Silver Standard Resources Inc. is pleased to report final drill results from a recently completed 14-hole program totalling 12,920 feet at the Maverick Springs silver-gold project. The property is located approximately 50 miles southeast of Elko, Nevada, on the southeast extension of the Carlin Trend.

5.  Full Description of Material Changes

      See attached news release 03-16.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 24th day of November, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

November 24, 2003	Trading Symbols:
News Release 03-16	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

DRILLING AT MAVERICK SPRINGS, NEVADA INTERSECTS
4.4 OZ./TON SILVER OVER 125 FEET

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report final drill results from a recently completed 14-hole program totalling 12,920 feet at the Maverick Springs silver-gold project. The property is located approximately 50 miles southeast of Elko, Nevada, on the southeast extension of the Carlin Trend.

Maverick Springs is a flat-lying, silver-dominant, Carlin-type system with mineralization occurring in a zone 100 to 400 feet in thickness. Prior to the program, whose results are summarized below, the deposit hosted indicated silver resources of 32.3 million ounces and inferred silver resources of 68.8 million ounces. The objective of all but one of the holes was infill drilling of previously outlined silver-gold mineralization. All holes intersected mineralization, confirming mineralization within a zone measuring approximately 2,500 feet north-south by 2,000 feet east-west. One step-out hole (MR-139) was drilled 1,400 feet north of the infill area, significantly expanding potential for the project. All holes were vertical and the intervals cited are thought to represent true thicknesses.

The best infill drill results were drill holes MR-141 and MR-143 located on the western flank of the mineralized zone. MR-141 intersected 0.01 ounces of gold per ton and 4.4 ounces of silver per ton over 125 feet within a wider zone of 0.01 ounces of gold per ton and 1.7 ounces of silver per ton over 375 feet. MR-143 intersected 0.01 ounces of gold per ton and 5.9 ounces of silver per ton over 55 feet within a wider zone of 0.01 ounces of gold per ton and 1.8 ounces of silver per ton over 220 feet. MR-139, the step-out hole, intersected three zones of mineralization, including anomalous gold and 4.6 ounces of silver per ton over 25 feet, and anomalous gold and 1.7 ounces of silver per ton over 60 feet.

Drilling was performed in the period from July 22 to October 21, 2003. All samples taken were five feet in length and assayed by American Assay Labs of Reno, Nevada. Sampling and assaying methods were performed in accordance with 43-101 best practices. The program was carried out under the supervision of Warren Bates, P.Geo.

Silver Standard holds a unique option/joint venture with Vista Gold in which Silver Standard will acquire all silver resources hosted at Maverick Springs. In order to earn its interest, Silver Standard has paid cash and will contribute a total of US$1.2 million toward exploration programs, land holding costs and option payments.

In other corporate developments, Silver Standard reports it has received two citations in recognition of outstanding reclamation achievement in British Columbia. A joint technical and research committee of the Mining Association of British Columbia and the B.C. Ministry of Energy and Mines presented the awards to Silver Standard and its wholly-owned subsidiary, Newhawk Gold Mines Ltd., for work on the Duthie Mine in 2002 and the Hawk property in 2001. The two citations underscore Silver Standard’s technical capabilities that extend from mineral discovery (e.g., the recent discovery of silver mineralization at La Pitarrilla in Mexico) to former mine reclamation.

As well as at Maverick Springs, drilling is under way or completed at La Pitarrilla, Mexico; Manantial Espejo in southern Argentina; and Diablillos in northern Argentina. Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed with US$12 million in cash and US$6.9 million in marketable securities, and is actively advancing its portfolio with drill programs and acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED DRILL RESULTS, MAVERICK SPRINGS, NEVADA - NOVEMBER 2003

Hole No.	Coordinates	From (in feet)	To (in feet)	Interval (in feet)	Gold Grade (in oz./ton)	Silver Grade (in oz./ton )
MR-136	644769E 4444079N	585	740	155	0.009	1.2
	incl.	585	650	65	0.012	2.5
MR-137-A	644848E 4444031N	535	560	25	0.014	0.8
MR-138	644634E 4443479N	815	980	165	0.011	1.8
	incl.	835	875	40	0.018	4.4
MR-139	644780E 4445084N	745	770	25	0.001	4.6
		800	860	60	0.003	1.7
MR-140-A	644652E 4444654N	535	550	15	0.010	1.1
		650	680	30	0.003	1.6
		895	915	20	0.001	2.0
MR-141	644769E 4444079N	530	905	375	0.011	1.7
	incl.	780	905	125	0.010	4.4
		905	950	45	0.001	3.5
MR-142 (1)	644587E 4444298N	550	600	50	0.004	1.1
		750	765	15	0.090	2.0
MR-143 (1)	644510E 4444208N	650	870	220	0.011	1.8
	incl.	660	715	55	0.015	5.9
MR-144	644896E 4444277N	615	675	60	0.012	1.8
		710	765	55	0.037	1.2
MR-145	644800E 4444205N	170	180	10	0.000	3.1
		460	535	75	0.018	1.1
		585	615	30	0.006	1.6
MR-146 (1)	644980E 4444365N	595	690	95	0.015	2.0
MR-147 (1)	644840E 4444510N	555	800	245	0.017	1.2
	incl.	590	605	15	0.006	4.7
	and	775	800	25	0.030	3.4
MR-148	644950E 4444480N	730	835	105	0.010	1.0
	incl.	805	820	15	0.009	5.7
MR-149 (1)	644745E 4444490N	515	625	110	0.007	0.2

                 (1)     Hole ending in mineralization